EXHIBIT 99.1

Just Energy Reports Fiscal First Quarter 2021 Results

Base EBITDA from continuing operations of $40.5 million, an increase of 67% over the comparable prior year period
$136.3 million Base gross margin, an increase of 3% over the comparable prior year period
 Reaffirms Base EBITDA guidance range of $130 million to $160 million for fiscal year 2021
Strong stakeholder approval of the Recapitalization Plan

TORONTO, Aug. 28, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities, renewable energy options and carbon offsets, announced its first quarter results for fiscal year 2021.

“We began fiscal year 2021 with a strong financial and operational performance despite on-going challenges brought on by the COVID-19 pandemic,” said Just Energy’s President and Chief Executive Officer, Scott Gahn. “The approval of the Canada Business Corporations Act (“CBCA”) recapitalization plan (the “Recapitalization”) by our security holders and shareholders further builds upon the momentum we’ve gained in the first quarter of fiscal year 2021. The closing of the Recapitalization will be a critical milestone which marks the culmination of months of effort by our organization to address the health of our balance sheet and obtain the much-needed financial flexibility and liquidity for the Company. I look forward to working closely with our new Board as we advance our strategy and drive sustainable growth over the long term for all of our valued stakeholders. While the current board will remain in place until we close the Recapitalization, I want to offer my gratitude to them for their service and steady guidance through one of the most critical and challenging times in the Company’s history.”

“During the first quarter we delivered significant improvements in Base EBITDA and liquidity. These improvements were driven by the stabilization actions the Company took to control bad debt, add quality customers and contain costs implemented throughout the last fiscal year. We continue to take actions to fortify our core business, while meeting the needs of our customers in this unprecedented time.”

“Our multichannel sales model and the essential nature of our services have served us well during the first fiscal quarter, despite the impact of COVID-19. We’ve stayed agile and have been able to shift our resources to focus on sales channels and regions open for business to deliver on our financial guidance. We continue to monitor the situation closely, and as stay-at-home orders are lifted across markets in which Just Energy operates, we’re working diligently to reopen those sales channels that are impacted.”

“However, the harsh realities of COVID-19 have impacted our business and delayed the next phase of our performance transformation, including further enhancing our sales channels and our pursuit of customer growth. We’ve taken a disciplined and analytical approach to address those realities. Specifically, we’ve taken precautionary measures to limit the credit risk exposure from our residential and commercial customers, constrained commercial sales and renewals for high risk customer categories, and tightened residential customer enrolment controls based on our customer profitability analytics and profiling. We believe these actions, despite negatively impacting sales, were necessary, prudent and align with our core strategy to attract and retain high-quality and profitable customers.”

Mr. Gahn concluded, “These have been difficult times for many of our valued stakeholders. Through all of this, Just Energy's mission remains unchanged as we continue to provide essential energy services to customers while ensuring the health and safety of all our employees. I want to thank our entire team for their tireless efforts and dedication to our vision.”

Key developments:

  On August 27, 2020 senior unsecured debt holders, convertible debenture holders and shareholders approved the Recapitalization. The Recapitalization is part of a comprehensive plan to strengthen and de-risk the business and position Just Energy for sustainable growth as an independent industry leader. The Recapitalization will significantly improve Just Energy’s financial flexibility with an equity injection of over $100 million and reduces net debt and preferred shares by approximately $520 million. As part of the approved Recapitalization, stakeholders voted for a reconstituted Board of Directors for Just Energy, with seven directors, including five new directors. The reconstituted Board will assume their responsibilities upon the implementation of the Recapitalization.

  Base EBITDA from continuing operations increased 67% to $40.5 million compared to the first quarter of fiscal 2020, primarily attributable to higher Base gross margin,  a decrease in selling non-commission and marketing expenses and bad debt expense resulting from prior year cost containment efforts and improving customer enrolment controls and operational processes, respectfully.

  Base gross margin increased 3% to $136.3 million compared to the first quarter of fiscal 2020, primarily due to optimization of weather hedge costs, higher JustGreen margin and a favourable exchange rate, partially offset by a decline in the customer base.

  Administrative expenses decreased 2% to $40.0 million compared to the first quarter of fiscal 2020. Excluding the impact of the Strategic Review costs of $3.6 million in the quarter, administrative expenses decreased 11% due to savings from prior year restructuring actions, and an optimized customer service cost structure amid COVID-19.

  Selling non-commission and marketing expenses in the first quarter decreased 58% to $11.0 million compared to the first quarter of fiscal 2020 due to the suspension of the door-to-door channel, prior year realized cost savings and current year cost containment actions.

  Unlevered free cash flow of $25.3 million increased $30.1 million from negative $4.8 million in the prior year comparable quarter, primarily driven by realized overhead cost savings and operational efficiencies, improved residential customer collections, and lower capital expenditures, partially offset by Strategic Review costs.

  Total residential customer equivalent (“RCE”) count decreased 6% from year-end fiscal 2020 to 3.2 million. The decrease is primarily driven by lower customer additions and reflects the natural and self-imposed selling constraints posed by COVID-19 partially offset by lower first quarter customer attrition compared to the prior year comparable quarter resulting from significant improvements in customer survival curves and customer enrolment controls.

  Embedded gross margin (“EGM”) of $1,642.5 million decreased 21% compared to the EGM as at June 30, 2019 and 9% from year-end fiscal 2020 due to the decline in the North American commodity customer base, partially offset by the stronger U.S. dollar.

Financial and operating highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2021	(decrease)	Fiscal 2020
Sales	$593,134	(11)%	$670,165
Cost of goods sold	323,997	(29)%	457,941
Gross margin	269,137	27%	212,224
Realized loss of derivative instruments and other	(132,858)	66%	(79,932)
Base gross margin[1]	136,279	3%	132,292
Administrative expenses[2]	39,953	(2)%	40,803
Selling commission expenses	35,979	1%	35,502
Selling non-commission and marketing expense	10,981	(58)%	26,202
Finance costs	21,853	(7)%	23,546
Profit (loss) from continuing operations	82,098	NMF[3]	(269,971)
Loss from discontinued operations	(2,948)	(43%)	(5,189)
Profit (loss) for the period[4]	79,150	NMF[3]	(275,160)
Earnings per share from continuing operations available to shareholders – basic	0.52		(1.82)
Earnings per share from continuing operations available to shareholders – diluted	0.43		(1.82)
Dividends	-	(100)%	22,047
Base EBITDA from continuing operations[1]	40,479	67%	24,184
Unlevered free cash flow[1]	25,255	NMF[3]	(4,790)
Embedded gross margin[1]	1,642,500	(21)%	2,090,500
Total customers (RCEs)	3,183,000	(11)%	3,565,000
Total gross customer (RCE) additions	46,000	(77)%	196,000
Total net customer (RCE) additions	(205,000)	NMF[3]	(73,000)

1 See “Non-IFRS financial measures” on page 6
2 Includes $3.6 million of Strategic Review costs for the first quarter of fiscal 2021.
3 Not a meaningful figure.
4 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Balance sheet and liquidity

  Total cash and available liquidity on the credit facility as of June 30, 2020 was $80.5 million due to actions the Company took to reduce costs, improve liquidity and available supplier credit. Comparable total availability at June 30, 2019 was $16.0 million.

  Total long-term debt remained consistent at $782.3 million as at June 30, 2020 with increases in debt from additional drawings and foreign exchange due to the strengthening of the U.S. dollar were offset by principal repayments of debt.

Total customer count

	As at	As at	June 30 vs.	As at	2020 vs.
	June 30, 2020	March 31, 2020	March 31 variance	June 30 2019	2019 variance

Consumer	947,000	988,000	(4)%	1,147,000	(17)%
Commercial	114,000	119,000	(4)%	115,000	(1)%
Total customer count	1,061,000	1,107,000	(4)%	1,262,000	(16)%
  Total customer count decreased 16% to 1,061,000 compared to June 30, 2019 and 4% compared to March 31, 2020, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality, lower attrition customers, as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address.

Annual Gross Margin Per RCE

	Q1 Fiscal	Number of	Q1 Fiscal	Number of
	2021	RCEs	2020	RCEs

Consumer customers added or renewed	$370	17,000	$357	218,000
Commercial customers added or renewed[1]	125	29,000	76	182,000

[1] Annual Gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.
  Consumer gross margin per RCE increased 4% versus the prior comparable quarter due to a stronger U.S. dollar and shift in consumer customer usage from lower margin small commercial customers to higher margin residential customers. Commercial customer gross margin per RCE increased 64% versus the prior comparable quarter due to a stronger U.S. dollar and adding and renewing a larger proportion of lower usage, higher margin commercial customers as a result of COVID-19 sales constraints.

Total RCE Summary

	April 1,			Failed to	June 30,	%	June 30,	%
	2020	Additions	Attrition	renew	2020	decrease	2019	decrease
Consumer
Gas	317,000	-	(13,000)	(5,000)	299,000	(6)%	384,000	(22)%
Electricity	876,000	18,000	(29,000)	(19,000)	846,000	(3)%	957,000	(12)%
Total Consumer RCEs	1,193,000	18,000	(42,000)	(24,000)	1,145,000	(4)%	1,341,000	(15)%
Commercial
Gas	429,000	4,000	(29,000)	(8,000)	396,000	(8)%	435,000	(9)%
Electricity	1,766,000	24,000	(76,000)	(72,000)	1,642,000	(7)%	1,789,000	(8)%
Total Commercial RCEs	2,195,000	28,000	(105,000)	(80,000)	2,038,000	(7)%	2,224,000	(8)%
Total RCEs	3,388,000	46,000	(147,000)	(104,000)	3,183,000	(6)%	3,565,000	(11)%
  Consumer RCE additions amounted to 18,000 for the quarter ended June 30, 2020, a 76% decrease from 75,000 additions during the corresponding quarter ended June 30, 2019, primarily driven by the selling constraints posed by COVID-19 and a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2020.

  Commercial RCE additions were 28,000 for the three months ended June 30, 2020, a 77% decrease from the 121,000 additions during the prior comparable period of fiscal 2020 due the selling constraints posed by COVID-19 and competitive pressures on pricing in the U.S. market. Commercial failed to renew RCEs for the year ended June 30, 2020 of 80,000 RCEs decreased 11% from the corresponding period in June 30, 2019.

  The Consumer attrition rate for the trailing 12 months ended June 30, 2020, increased five percentage points to 27%. The Commercial attrition rate for the trailing 12 months ended June 30, 2020 increased two percentage points to 9%. Consumer attrition rates for the trailing 12 months ended June 30, 2020 include the impact of the rectified Texas enrolment issues.

  The Consumer attrition rate for the three months ended June 30, 2020, decreased three percentage points to 4% from the prior comparable quarter in fiscal 2020 reflecting the improvements in customer survival curves directly attributable to the Company’s greater emphasis on attracting and retaining strong-fit customers. The Commercial attrition rate for the three months ended June 30, 2020 remained consistent at 3% compared to the quarter ended June 30, 2019.

  The Consumer renewal rate increased nine percentage points to 78% for the trailing 12 months ended June 30, 2020, while the Commercial renewal rate decreased by seven percentage points to 47% as compared to the first quarter of fiscal 2020. The increase in the Consumer renewal rate was driven by improved retention offerings, while the decline in the Commercial renewal rate reflected a competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving longer-term, retained customer-base profitability rather than pursuing low margin sales.

  The Consumer renewal rate for the three months ended June 30, 2020, increased from 74% for the three months ended June 30, 2019 to 77%, driven by improved retention offerings. The Commercial renewal rate for the three months ended June 30, 2020 decreased from 54% to 46% as the Commercial segment continues to face the same competitive pressures experienced during the trailing 12 months; however, Just Energy continues to focus on improving longer-term, retained customer-base profitability.

Outlook

Just Energy looks forward to the implementation of the Recapitalization, which is expected to occur in September 2020, pending all approvals, including court and regulatory approvals.

Just Energy continues to demonstrate its commitment to controlling costs and significantly improving the quality of the customer book, building off the success achieved on these efforts in fiscal 2020 as it moves back to basics. In fiscal 2021, the Company is on pace to realize the full benefit of the cost saving actions taken in fiscal 2020 and sustain a spending rate of approximately $100 million less than fiscal 2019. The Company continues to evaluate spend and identify opportunities to further streamline the business without sacrificing opportunities for profitable growth.

Just Energy is focused on its core North American retail energy operations. Just Energy continues to actively evaluate the optimal strategy for its remaining non-core operations, particularly value-added products, considering the Company’s renewed focus on its commodity business.

Given the uncertainty associated with COVID-19, and the impact it has had on sales, the Company is maintaining the previously provided guidance range of between $130 million and $160 million of Base EBITDA for fiscal 2021. The Company also expects to achieve between $70 million and $100 million of unlevered free cash flow in fiscal 2021, subject to management’s decision to reduce extended supplier payables.

Earnings Call

The Company will host a conference call and live webcast with Scott Gahn, Just Energy’s Chief Executive Officer, and Jim Brown, Chief Financial Officer, to review the fiscal first quarter results beginning at 11:00 a.m. Eastern Time on August 28, 2020.

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID number is 2366523. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/h9ee26hp

A webcasted replay for the call will also be archived on the Just Energy investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to raising new equity capital and the exchange of debt; the Recapitalization resulting in a financially stronger Company; reducing the Company’s existing debt and interest expense (including the amounts thereof); proceedings under the CBCA; implementing the Recapitalization; issuing new equity; the allocation of any new equity; addressing certain obligations as part of the Recapitalization; obtaining the court and regulatory approvals to implement the Recapitalization; the ability to complete the Recapitalization or complete the Recapitalization in a timely or efficient manner; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA, “Base gross margin”, “Unlevered free cash flow” and “Embedded gross margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Q1 Fiscal 2021’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
Phone: 713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.